NEWS RELEASE

Brascan to Acquire
Additional Hydroelectric Assets in Brazil

Toronto, December 30, 2004 – Brascan Corporation (NYSE: BNN; TSX: BNN.LV.A), through its subsidiary Brascan Energetica signed an agreement to acquire six hydroelectric power plants with a combined installed capacity of 76 MW, from Companhia de Forca e Luz Cataguazes Leopoldina (CFLCL) in Brazil for R$250.2 million, equivalent to approximately CDN$115 million.

The six facilities will be operated by Brascan Energetica. All power generated by these facilities is under long-term contract with CFLCL with an average term exceeding 20 years.

“The addition of these six facilities to our existing portfolio of five facilities in Brazil will provide a solid platform for continued growth of our power operations in this country,” said Harry Goldgut, Co-Chair and Chief Executive Officer of Brascan Power.

The transaction is expected to close by February 28, 2005, conditional to approvals by the regulatory authority and lenders.

Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of $19 billion and a further $7 billion of assets under management. This includes 70 premier office properties and 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbols BNN and BNN.LV.A respectively. For more information, please visit our web site at www.brascancorp.com

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Brascan Power
Shelley Moorhead
Director, Corporate Communications & Investor Relations
Tel: (819) 561-8072
Fax: (819) 561-7188
Email: shelley.moorhead@brascanpower.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports and Brascan’s 40-F filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.